NO ACT
PE 11-7-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

NOV 07 2008

Washington, DC 20549

08064958

November 7, 2008

Via Facsimile (011-44-207-696-5455) and U.S. Mail

Act: 1934
Section
Rule: 14d-10(a)(1) + 14(d)(5)
Public
Availability: November 7, 2008

Jon Lyman
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
United Kingdom

Re: Cash tender offer by Gemalto S.A. for all Shares, ADSs and Convertible Bonds of Wavecom S.A.

PROCESSED
NOV 26 2008
THOMSON REUTERS

Dear Mr. Lyman:

We are responding to your letter dated November 7, 2008 to the attention of Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants exemptions from the following provisions of the Exchange Act and rules thereunder:

- Rule 14d-10(a)(1) under the Exchange Act. The exemption from Rule 14d-10(a)(1) permits the Purchaser to make the U.S. Offer available to all holders of ADSs and all holders of Shares and OCEANEs located in the United States. The International Offer will be open to all holders of Shares and OCEANEs located outside the United States.

- Section 14(d)(5) of the Exchange Act. The exemption from Section 14(d)(5) of the Exchange Act permits Purchaser to terminate withdrawal rights after the expiration of the initial offering period as of a date that is both (a) after 60 days from the commencement of the U.S. Offer and (b) during the period following the end of the initial offering period for the Offers during which tenders in the Offers are being "centralized" and counted and until the AMF announces the final results of the Offers.

- Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7 is to permit certain offer conditions not related to governmental approvals necessary for consummation of the Offers to survive the expiration of the Offers. These offer conditions are trigged if Wavecom adopts measures "modifying its substance" or that cause the Offers to become "irrelevant." As described in your letter, this would include the target selling its material assets. In this regard, we note that the Offers are made on an unsolicited basis and are not made pursuant to an agreement between Purchaser and Wavecom. In addition, the non-regulatory offer condition may be asserted after expiration of the Offers only with the prior approval of the French regulatory authorities.

- Rule 14d-11 under the Exchange Act. This exemption allows the Purchaser to include a subsequent offering period longer than 20 business days. It is necessary because under French law, the AMF and not the Purchaser establishes the time table for the subsequent offering period. In addition, we note that the Purchaser will provide withdrawal rights during the subsequent offering period.

- Rules 14d-11(c) and 14d-11(d) under the Exchange Act. The exemption from Rules 14d-11(c) and (d) permits the Purchaser commence a subsequent offering period according to the timetable set by the AMF, as required under French law. We note that under French practice, the subsequent offering period typically begins within a few days after the AMF's publication of the timetable for such period.

- Rule 14d-11(e) under the Exchange Act. The exemption from Rule 14d-11(e) permits Purchaser to pay for securities tendered during the subsequent offering period within 12-18 French trading days after the expiration of that period, in accordance with French law and practice.

The foregoing exemptions are based solely on the representations and the facts presented in your letter of November 7, 2008, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rule listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and Section 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in this transaction. The Division of Corporation Finance expresses no view with respect to any other questions the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

WILLKIE FARR & GALLAGHER LLP

1 Angel Court
London EC2R 7HJ
Tel: +44 (0) 20 7696 5454
Fax: +44 (0) 20 7696 5455

Securities Exchange Act of 1934/Rules 14d-10(a)(1); Section 14(d)(5); 14d-7(a)(1); 14d-11; 14d-11(c), (d) & (e)

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Michele Anderson, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Christina Chalk, Esq.
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

November 7, 2008

Re: Proposed Offer by Gemalto S.A. for any and all Shares, ADSs, and Convertible Bonds of Wavecom S.A.

Ladies and Gentlemen:

We are writing on behalf of our client, Gemalto S.A., a *société anonyme* organized under the laws of France ("Purchaser") and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands ("Gemalto"). Purchaser is seeking to acquire for cash all outstanding shares, nominal value €1.00 ("Wavecom Shares"), of Wavecom S.A., a *société anonyme* organized under the laws of France ("Wavecom"), Wavecom American Depositary Shares ("Wavecom ADSs") and the outstanding convertible bonds called OCEANEs ("Wavecom OCEANEs") issued by Wavecom (Wavecom Shares, Wavecom ADSs and Wavecom OCEANEs are collectively referred to as "Wavecom Securities"), through concurrent offers (the "Offers") in France (the "International Offer") and the United States (the "U.S. Offer").

In the U.S. Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by U.S. holders (within the meaning of Rule 14d-1(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) and all outstanding Wavecom ADSs, wherever held. In France, pursuant to the International Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by non-U.S. holders.

The Offers will be made on substantially similar terms. Completion of each of the Offers is subject to the same conditions. The terms and conditions of the Offers are described in greater detail below.

As previously discussed with the members of the Staff of the Securities and Exchange Commission (the "Commission"), we hereby respectfully request exemptive relief from the provisions of the following Rules under, and subsection of, the Exchange Act:

- Rule 14d-10(a)(1) (to permit the dual offer structure);

- Section 14(d)(5) (to permit Purchaser to terminate withdrawal rights for those Wavecom Securities tendered during the initial offering period upon the expiration of such period);

- Rule 14d-7(a)(1) (to permit the U.S. Offer and the withdrawal rights of Wavecom security holders to expire notwithstanding Purchaser's post-expiration right to withdraw the Offers under certain limited conditions);

- Rule 14d-11 (to permit a subsequent offering period in excess of 20 business days); and

- Rule 14d-11(c), Rule 14d-11(d) and Rule 14d-11(e) (collectively to permit the subsequent offering period to be announced, commenced and conducted in accordance with French law and practice).

The information provided in this Letter with respect to Wavecom and Wavecom Securities has been obtained from Wavecom's Annual Report for the year ended December 31, 2007 filed on Form 20-F on April 8, 2008 (the "Wavecom 20-F") and the Form 6-K filed by Wavecom on October 22, 2008 (the "Wavecom 6-K"). Information relating to Wavecom has not been independently verified by Purchaser or Gemalto or its counsel.

I. Description of the Companies

A. Wavecom

Wavecom was incorporated in 1993 as a *société anonyme* organized under the laws of France. Wavecom's headquarters' offices are located at 3 Esplanade du Foncet, in Issy-les-Moulineaux, France.

According to the Wavecom 20-F, Wavecom is a global technology company that develops, markets, and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Its highly sophisticated wireless platforms are sold as wireless central processing units (Wireless CPU®s – including both smart modems and modules) and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications. Wavecom also provides its customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products.

Wavecom is a reporting company under the Exchange Act, and we understand that Wavecom is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. Wavecom Shares are listed on the Euronext (Eurolist compartment B) Paris (7306),

("Euronext"). Wavecom ADSs are currently listed on the Nasdaq Global Market (the "Nasdaq") under the symbol "WVCM." Each Wavecom ADS represents one Wavecom Share. Wavecom OCEANEs are currently listed on Euronext Paris. According to the Wavecom 6-K, as of September 30, 2008, 15,820,442 Wavecom Shares were issued and outstanding. According to the Wavecom 20-F, as of March 31, 2008, there were 1,718,330 Wavecom ADSs outstanding and 2,571,884 Wavecom OCEANEs outstanding.

B. Purchaser and Gemalto

Purchaser is a *société anonyme* organized under the laws of France with its business address at 6 rue de la Verrerie, 92197 Meudon Cedex, France. Purchaser is a subsidiary of Gemalto, a company organized under the laws of The Netherlands. Gemalto's business address is Gemalto N.V., Koningsgrach Gebouw 1, Joop Geesinkweg 541-542, 1096 AX, Amsterdam, The Netherlands.

Gemalto is a leader in digital security, with pro forma 2007 annual revenues of over €1.6 billion, more than 85 offices in 40 countries, and about 10,000 employees, including 1,300 research and development engineers. Gemalto provides end-to-end solutions for digital security, from the development of software applications through the design and production of secure personal devices such as smart cards, SIMs, e-passports and tokens to the deployment of managed services for its customers. More than a billion people worldwide use Gemalto's products and services for telecommunications, financial services, e-government, identity and access management, multimedia content, digital rights management, IT security, mass transit and many other applications.

Gemalto's ordinary shares are listed on Euronext under the symbol "GTO." Gemalto has no securities registered under Section 12 of the Exchange Act and is neither listed on a U.S. national securities exchange nor quoted on the Nasdaq. Gemalto does not file reports with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act.

II. Background to Request

A. The Cross-Border Rules

Effective in January 2000, the Commission adopted certain rules for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies (the "Cross-Border Rules"). The promulgating release (Release Nos. 33-7759, 34-42052; International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting these and other exemptions was to facilitate U.S. investor participation in these types of transactions. Additionally, in adopting the Cross-Border Release, the Commission stated that in cases where exemption would be unavailable, it would consider relief on a case-by-case basis as necessary to address direct conflicts between U.S. laws and practice and those of the foreign jurisdiction.

B. The Cross-Border Amendments

In September 2008, the Commission adopted amendments (the "Cross-Border Amendments") to the Cross-Border Rules, which will be effective after December 8, 2008, the effective date of the revised rules.[1] The Cross-Border Amendments, among other things, effectively eliminate the need for individual requests relating to certain areas where the Tier II exemptions have historically presented conflicts between U.S. and non-U.S. regulations, such as and including the requests set forth in this letter, and generally codify the relief that has been granted in the past with respect to such requests. However, since the Offers will commence prior to the effectiveness of the Cross-Border Amendments, we hereby request exemptive relief summarized above and discussed further below.

III. Qualification for Tier II Relief

In conducting the Offers on the terms described in this letter, Purchaser is relying on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons conducting a tender offer under certain conditions. In order for Purchaser to qualify for exemptive relief under Rule 14d-1(d) ("Tier II Relief"), among other conditions, holders that are resident in the United States ("U.S. holders") must not hold more than 40% of the outstanding Wavecom Shares, including Wavecom Shares represented by Wavecom ADSs. In determining that the U.S. Offer qualifies for Tier II Relief, Purchaser presumed, as permitted by Instruction 3 to Rule 14d-1(d), that less than 40% of the Wavecom Shares were held by U.S. holders because:

- the Offers are not being made pursuant to an agreement or other arrangement with Wavecom;

- the aggregate trading volume of Wavecom Shares, including Wavecom Shares represented by Wavecom ADSs, on all national securities exchanges and other trading markets in the United States over the 12-calendar-month period ending 30 days before the commencement of the U.S. Offer was less than 40% of the worldwide aggregate trading volume of the Wavecom Shares, including the Wavecom Shares represented by Wavecom ADSs, over the same period;[2]

- Wavecom's most recent annual report filed with the Commission does not indicate that U.S. holders hold more than 40% of the outstanding Wavecom Shares, including the Wavecom Shares represented by Wavecom ADSs;[3] and

- neither Purchaser nor Gemalto has any knowledge or reason to know that U.S. holders hold more than 40% of the outstanding Wavecom Shares, including the Wavecom Shares represented by Wavecom ADSs.

1 SEC Release 33-8957 and 34-5897 (September 19, 2008) (the "Cross-Border Adopting Release").

2 Based on data from Bloomberg, during the 12-calendar-month period ended September 29, 2008 (the business day following the date that was 30 days before the commencement of the U.S. Offer), the worldwide aggregate trading volume of Wavecom Shares, including Wavecom Shares represented by ADSs, was approximately 80,284, of which approximately 10,428, or 12.99%, were Wavecom ADSs that were traded on the Nasdaq.

3 The Wavecom 20-F states that "ADSs (1,718,330) represented approximately 10.6% of [Wavecom's] issued and outstanding shares as of March 31, 2008."

IV. Description of the Offers

A. General

As described above, Purchaser has structured its proposed acquisition of Wavecom as two separate tender offers - the U.S. Offer and the International Offer. In the U.S. Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by U.S. holders (within the meaning of Rule 14d-1(d) of the Exchange Act) and all outstanding Wavecom ADSs, wherever held. In France, pursuant to the International Offer, Purchaser is seeking to acquire all outstanding Wavecom Shares and Wavecom OCEANEs held by non-U.S. holders.

The U.S. Offer will comply with Regulation 14D and Regulation 14E of the Exchange Act, except to the extent permitted pursuant to the relief requested herein.

The International Offer is subject to and is structured to comply with the rules and regulations of the *Autorité des marchés financiers* (the "AMF"), which provides a comprehensive scheme for the regulation of French tender offers and trading in French markets. In particular, the International Offer is subject to the *Règlement General* (the "General Regulation") of the AMF. Pursuant to French law, the International Offer was initially filed with the AMF on behalf of Purchaser by its presenting investment bank, HSBC France, which is also serving as guaranteeing bank of the International Offer, on October 6, 2008.

The International Offer has been filed with the AMF, together with the draft tender offer prospectus for the International Offer (*projet de note d'information*), which was published on the AMF's and on the Purchaser's websites, and the main terms of which have been published in a newspaper with nationwide circulation in France. The opening of the Offers was subject to the decision by the AMF to clear the International Offer (*décision de conformité*), such clearance enclosing the formal approval (*visa*) by the AMF of the tender offer prospectus. On October 24, 2008, the AMF issued its *décision de conformité* for the International Offer, including a *visa* for the *Note d'Information*. The International Offer and the U.S. Offer commenced on October 28, 2008.

B. Financial Terms of the Offers

Under the terms of the Offers, Purchaser intends to offer:

- for each Wavecom Share validly tendered and not withdrawn, €7 in cash;
- for each Wavecom ADS validly tendered and not withdrawn, €7 in cash; and
- for each Wavecom OCEANE validly tendered and not withdrawn, €31.30 plus unpaid accrued interest in cash.

The cash consideration paid to the tendering holders of Wavecom ADSs pursuant to the U.S. Offer will be paid in U.S. dollars (after being converted at the U.S. dollar spot rate against the euro exchange rate on the day on which funds are received by the receiving agent or its custodian in France). The cash consideration paid to the tendering holders of Wavecom

Shares and Wavecom OCEANEs pursuant to the U.S. Offer and the International Offer will be paid in euro.

C. Purchaser's Rights to Withdraw the Offers

Under the General Regulation, a tender offer, once launched, may not be revoked by the offeror, except that an offeror may withdraw an offer:

(i) within five days during which the French stock exchanges are open for trading ("French trading days") following the date of the publication by the AMF of the timetable for a competing offer or for an improved offer (*surenchère*) by a competing bidder (any competing offer or improved offer by a competing bidder must be filed with the AMF no later than five French trading days before the expiration date of the offer); or

(ii) with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results (*avis de résultat définitif*) of the offer, the target adopts measures with unconditional effect that modify the target's substance (*modifiant sa consistance*) or if the offer becomes irrelevant (*sans objet*) under French law.

Under the terms of the Offers, Purchaser will reserve the right to withdraw the Offers under either of these circumstances.

In the case of the International Offer, in the context of the withdrawal event referred to in (i) above, the AMF will, after the competing offer or improved offer by a competing bidder has been filed, announce that the previously announced expiration date for the International Offer will no longer apply and that a new expiration date will be announced upon publication of the timetable for the competing offer. If Purchaser does not withdraw the Offers, upon the AMF's announcement of the new expiration date for the International Offer, Purchaser will extend the U.S. Offer to close the same day as such new expiration date.

In the context of the withdrawal event referred to in (ii) above, the AMF retains the authority not to approve Purchaser's request to withdraw the International Offer if it does not believe that Wavecom's actions meet the stated criteria.

Under applicable French law and regulations, if, during the period of the Offers, a competing offer for Wavecom is approved by the AMF, any tenders of Wavecom Securities into the International Offer will be declared null and void by the AMF. In addition, if an improved offer by Purchaser or a competing bidder is approved by the AMF, tenders of Wavecom Securities into the International Offer may also be declared null and void by the AMF. In each of these events, if the International Offer remains outstanding, holders of Wavecom Securities that wish to tender those securities into the International Offer will be required to re-tender their Wavecom Securities.

D. Conditions to the Offers

Under applicable French law and regulation, an offeror is permitted to make the closing of an offer conditional on (i) the tender of a specified number of shares, and (ii) receipt of certain antitrust and competition law approvals, but is otherwise severely limited in its ability to condition its offer.

Purchaser will not be obligated to purchase any tendered Wavecom Securities pursuant to the Offers unless Wavecom Shares (including Wavecom Shares represented by Wavecom ADSs) representing at least 50.01% of the share capital of Wavecom existing as of the expiration date of the Offers are validly tendered and not withdrawn in the Offers, on a combined basis (the "Minimum Tender Condition").

For purposes of determining whether the Minimum Tender Condition has been satisfied, the following will be taken into consideration:

- for the numerator, the sum of (i) the treasury shares as of the expiration date of the Offers, and (ii) all Wavecom Shares (including Wavecom Shares represented by Wavecom ADSs) validly tendered in the Offers as of the expiration date of the Offers; and
- for the denominator, all existing Wavecom Shares (including the Wavecom Shares represented by Wavecom ADSs) as of the expiration date of the Offers.

Purchaser may waive or, upon the AMF's prior acceptance, reduce the Minimum Tender Condition at any time on or prior to the date that is five French trading days prior to the expiration date of the International Offer. Under applicable French law and regulations, a waiver of the Minimum Tender Condition is deemed to be an improved offer and may cause the AMF to extend the offer period. In this case, tenders of Wavecom Securities into the Offers may also be declared null and void by the AMF, in which case holders of Wavecom Securities that wish to tender those securities into the Offers will be required to re-tender their Wavecom Securities. If the Minimum Tender Condition is satisfied, both Offers will be completed, and if it is not satisfied, unless Purchaser has waived the Minimum Tender Condition (in which case it would waive the Minimum Tender Condition for both Offers), neither Offer will be completed. Accordingly, either both Offers will be consummated, or neither Offer will be consummated.

Neither Purchaser nor the holders of Wavecom Securities will know whether the Minimum Tender Condition has been satisfied until the results of the Offers are published by the AMF following the expiration of the Offers.

If the Minimum Tender Condition (unless Purchaser has waived the Minimum Tender Condition) is not satisfied as of the expiration date of the Offers, the Offers will not be completed. If the Offers are not so completed, the Wavecom Securities that have been tendered in the Offers will be returned to the tendering holders without interest or any other payment being due. This should occur within three French trading days following the announcement of the failure of the Offers.

E. Duration; Extension; Amendment

In general, the timetable and expiration date for the International Offer will be set by the AMF, and Purchaser may not extend the offer period of the International Offer.

Article 231-32 of the General Regulation provides that a tender offer opens following (i) the publication of the offeror's *note d'infomation* after clearance of the International Offer by the AMF and publication of certain information relating to Purchaser and target, in accordance with Article 231-28 of the General Regulation and (ii) the receipt of any relevant regulatory authorizations that are required prior to the opening of the offer. The AMF publishes the opening date, closing date and publication of the results date of the offer. Article 231-31 of the General Regulation also provides that, in general, the timetable for the offer is determined based on the date of publication of the target prospectus (*note d'infomation en reponse*). In general, the expiration date for the offer will be the date that is 25 French trading days after the opening of the offer and no later than 35 French trading days after the opening date of the offer. The target must file its prospectus with the AMF within five French trading days after the International Offer has been cleared. The AMF then has five French trading days to grant its *visa* on the target prospectus, and the target must publish its prospectus on its website, as well as otherwise in an effective and integral manner, for example, in a French financial newspaper with nationwide circulation. The expiration date of an offer may also be suspended by the Premier President of the Paris Court of Appeals pending resolution of any ongoing litigation regarding the AMF's decisions concerning an offer and is generally voluntarily suspended by the AMF while the court is reviewing the matter.

The expiration date of the U.S. Offer will be more than 20 U.S. business days from the date of commencement of the U.S. Offer.

Articles 232-5 *et seq.* of the General Regulation govern the amendment of existing offers. In order to be cleared by the AMF, a revised offer must provide for an offer price that is increased by at least 2% of the previous offer price, or for a waiver (or upon AMF prior approval, a reduction) of the Minimum Tender Condition. In accordance with Article 232-8 of the General Regulation, in the event that the Purchaser so improves the terms of the Offers, the AMF may decide to, but is not obligated to, extend the offer period. The AMF has the sole authority over whether to extend the offer period in the International Offer. If the AMF takes action to extend the offer period in the International Offer, Purchaser will extend the U.S. Offer such that the U.S. Offer will close the same day as the scheduled closing of the International Offer. Purchaser may not itself unilaterally extend the offer period.

F. Acceptance of Wavecom Securities; Exchange or Payment of Offer Consideration

In general, holders of Wavecom ADSs and U.S. holders of Wavecom Shares and Wavecom OCEANEs will accept the U.S. Offer by delivering to the U.S. receiving agent their Wavecom Securities (either by delivery of American depositary receipts or through book-entry transfer conducted through The Depository Trust Company, in the case of Wavecom ADSs, or through book-entry transfer conducted through Euroclear France, in the case of Wavecom Shares and Wavecom OCEANEs), together with an executed Letter of Transmittal or Form of Acceptance, as appropriate, and other documents required by such Letter or Form, or by notifying the bank, broker or other nominee through which they hold Wavecom Securities with sufficient time for such nominee to complete the procedures described above by the U.S. Offer expiration date.

Wavecom's shareholders whose Wavecom Shares and/or Wavecom OCEANEs exist solely in pure registered form in the Wavecom shareholders register (*nominatif pur*) must ask for them to be converted into administered registered form (*nominatif administre*) or into bearer form (*au porteur*) in order to tender them in the U.S. Offer.

Within five French trading days after the expiration of the International Offer, the orders of holders of Wavecom Securities tendering in the International Offer will be "centralized" at Euronext. This centralization process consists of financial intermediaries forwarding to Euronext a list of holders of Wavecom Securities that have elected to tender in the International Offer, together with a description of the Wavecom Securities held by such persons. Euronext will then proceed to count the total number of Wavecom Securities tendered in the International Offer and the U.S. Offer so that the results may be known. Wavecom Securities will thus not be transferred to Euronext or to Purchaser until after the expiration of the Offers. As a result, a determination of whether the Minimum Tender Condition is satisfied will not be possible until after the expiration of the Offers.

Purchaser expects the AMF to publish the definitive results (*avis de résultat définitif*) of the Offers not later than nine French trading days following the expiration date of the Offers. The AMF's publication of the definitive results of the Offers will disclose the total number of Wavecom Shares, including Wavecom Shares represented by Wavecom ADSs, and the corresponding percentage of share capital of Wavecom that has been validly tendered.

Following publication of the final offer results, if the Offers are successful, Purchaser will remit to the receiving agent funds sufficient for payment for Wavecom Securities tendered in the U.S. Offer. In turn, the receiving agent will deliver payment to tendering holders of Wavecom Securities tendered in the U.S. Offer.

In total, and in accordance with the General Regulation and customary French practice, Purchaser currently expects this settlement process to be completed within approximately 12 to 18 French trading days following the expiration date of the Offers. Accordingly, under French law and practice, a period of approximately two to three weeks is expected to elapse from the expiration of the Offers to completion of the payment of the offer consideration. During the period from the expiration of the Offers to this final settlement date, tendering holders of Wavecom Securities will not be able to withdraw their Wavecom Securities.

As set forth above, if the Offers are not consummated (because the Minimum Tender Condition is not satisfied or the Offers are withdrawn), tendered Wavecom Securities will be returned to Wavecom security holders within three French trading days following the announcement of the withdrawal or lapse.

G. **Subsequent Offering Period**

In accordance with Article 232-4 of the General Regulation, the International Offer would be automatically reopened by the AMF no later than ten French trading days following publication of the definitive results if, as a result of the Offers, Purchaser acquires in the aggregate at least 50.01% of Wavecom's share capital as of the expiration date of the Offers. If the International Offer is reopened, the terms of the reopened offer will be identical to the terms of the Offers (except for the Minimum Tender Condition). In such case, the AMF will publish the timetable for the reopening of the Offer, which will last at least ten French trading days. Purchaser expects that the AMF would publish the reopened offer timetable and that the reopened offer would be opened prior to 9:00 a.m. New York City time on the next U.S. business day after the publication of the definitive results of the initial Offers.

If the International Offer is reopened, Purchaser intends to provide a subsequent offering period in the U.S. Offer. Purchaser will issue a press release prior to 9:00 a.m. New York City time on the U.S. business day following the publication of the definitive results of the initial Offers announcing the reopening of the International Offer, announcing the effects of such reopening on the U.S. Offer and advising the then-remaining holders of Wavecom Securities eligible to participate in the U.S. Offer that they may tender their Wavecom Securities at any time until the expiration of the subsequent offering period. Purchaser will also announce and provide that any Wavecom Securities tendered during the subsequent offering period may be withdrawn at any time until the expiration of the subsequent offering period. The subsequent period for the U.S. Offer and the reopened International Offer, if any, will each expire concurrently.

Purchaser will accept any and all Wavecom Securities validly tendered during the subsequent offering period and not withdrawn prior to the expiration of the subsequent offering period for the U.S. Offer.

Purchaser will accept any and all Wavecom Securities tendered during the subsequent offering period and not validly withdrawn prior to the expiration of the subsequent offering period. Delivery of the cash to be paid to tendering holders of Wavecom Securities in exchange for the Wavecom Securities tendered in the subsequent offering period will occur approximately 12 to 18 French trading days following the expiration of the subsequent offering period and will follow the same settlement procedures set forth above.

As with the initial offering period, under applicable French law and regulations, the AMF will set the expiration date for the subsequent offering period. While French law provides that any subsequent offering period must remain open for a minimum of at least ten French trading days, it does not establish a maximum for the subsequent offering period.

H. **Withdrawal Rights**

Holders of Wavecom Securities tendered during the initial offering period pursuant to the Offers may withdraw their Wavecom Securities at any time prior to the expiration of the initial offering period. If there is a subsequent offering period, holders of Wavecom Securities may withdraw their Wavecom Securities tendered during the subsequent offering period at any time prior to the expiration of such subsequent offering period. However, under the Offers, Wavecom Securities tendered during such periods may not be withdrawn between the applicable expiration date and the applicable settlement date. The settlements for Wavecom Securities tendered during the initial offering period and any subsequent offering period are expected to take up to 18 French trading days after the expiration of the applicable period.

I. **Rule 14e-l(b) and SEC Releases Concerning Mandatory Extensions of the Offer Period**

Pursuant to Commission policy, the minimum time period during which the Offer must remain open following material changes in its terms, other than a change in price or a change in percentage of Wavecom Securities sought, will depend on all the facts and circumstances, including the materiality of the changes. *See* SEC Release No. 34-23421 (July 11, 1986). The Commission has advised that a tender offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. *See* SEC Release No. 34-24296 (Apr. 3, 1987). If material changes are made with respect to the price or the percentage of securities sought, pursuant to Rule 14e-1(b), an offer is required to remain open for a minimum of ten business days.

As discussed above, the AMF has the sole authority to determine whether or not to extend the offer period, and Purchaser may not itself extend the International Offer. However, Purchaser may request that the AMF, pursuant to Article 231-34 of the General Regulation (which allows the AMF to extend the closing date of an offer at any time during the period the offer is open) agree that the closing date of the International Offer will occur the same date as the closing of the U.S. Offer.

V. Discussion and Relief Requested

A. Rule 14d-10(a)(1)

As discussed by the Commission in the Cross-Border Adopting Release, there are several points of conflict between U.S. tender offer rules and French law and practice. Purchaser believes that the best method for reconciling these potential conflicts is a dual offer structure that permits persons located in the U.S. and holders of Wavecom ADSs to participate in the transaction through the U.S. Offer on substantially the same terms as in the International Offer.

The U.S. Offer will be open to all holders of Wavecom ADSs, wherever located, and to holders of Wavecom Shares and Wavecom OCEANEs that are located in the United States. The International Offer will be open to holders of Wavecom Shares (other than Wavecom Shares represented by Wavecom ADSs) and Wavecom OCEANEs that are located in France or that are located outside of France and the United States if pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the International Offer.

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. Literal application of Rule 14d-10(a)(1) would prohibit the dual offer structure described in this letter. Under the Tier II exemption in Rule 14d-1(d)(2)(ii), a bidder is permitted to separate its offer into two offers: one offer made only to U.S. holders and another offer made only to non-U.S. holders. It is a condition to this relief that the offer to U.S. holders must be made on terms at least as favorable as those offered any other holder of the same class of securities that is the subject of the tender offers.

Notwithstanding Purchaser's eligibility for Tier II Relief, literal application of Rule 14d-1(d)(2)(ii) would not exempt the dual offer structure described in this letter from the application of Rule 14d-10(a)(1). First, Rule 14d-1(d)(2)(ii) contemplates a U.S. offer that is made only to U.S. holders and another that is made only to non-U.S. holders. Here, the U.S.

Offer is made to U.S. holders of Wavecom Shares (other than Wavecom Shares represented by Wavecom ADSs) and Wavecom OCEANEs and to all holders of Wavecom ADSs, wherever located.

Paragraph (e) of Rule 14d-10 provides that the Commission may grant an exemption from the provisions of Rule 14d-10, either unconditionally or on specified terms and conditions, to any tender offer.

We believe exemptive relief should be granted for the Offers, including in light of revised Rule 14d-1(d)(2)(ii) under the Cross-Border Amendments. The International Offer will be made only to non-U.S. holders. Any U.S. holder of Wavecom Securities (as well as some non-U.S. holders of Wavecom ADSs) will be tendering in an offer that is conducted in accordance with the Exchange Act. No U.S. holder is eligible to tender into the International Offer, and no Wavecom Securities held by U.S. holders will be purchased and exchanged except pursuant to the U.S. Offer, which will be conducted in accordance with the U.S. federal securities laws, including Regulations 14D and 14E under the Exchange Act, except to the extent of any exemptive relief granted pursuant to this letter.

We note that the Staff has recently permitted other similar dual offer structures involving U.S. offers made for both shares held by U.S. holders and Wavecom ADSs held by holders, wherever located, even where the Tier II exemption under Rule 14d-1(d) was not available due to the level of U.S. ownership. *See Cash Tender Offer by International Business Machines Corporation for Ordinary Shares and ADSs of ILOG S.A.(October 9, 2008)* (hereafter, "*IBM/ILOG No-Action Letter*"); *Offer by SAP for Shares, ADSs, Warrants and ORNANEs of Business Objects S.A.* (*December 5, 2007*) (hereafter, "*SAP/Business Objects No-Action Letter*"); *Offer by Sanofi-Synthelabo for Ordinary Shares and ADSs of Aventis* (*June 10, 2004*) (hereafter, "*Sanofi/Aventis No-Action Letter*"); *Offer by Alcan, Inc. for Common Shares, ADSs, Bonus Allocation Rights and OCEANES of Pechiney* (*Oct. 8, 2003*) (hereafter, "*Alcan/Pechiney No-Action Letter*"); *Serono S A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset* (*Sept. 12, 2002*) (hereafter, "*Serono/Genset No-Action Letter*"). Further, revised Rule 14d-1(d)(2)(ii) under the Cross-Border Amendments permits a bidder in a cross-border tender offer conducted under Tier II to make the U.S. offer available to all holders of ADRs, including non-U.S. holders.

Accordingly, on behalf of Purchaser, we respectfully request exemptive relief from the provisions of Rule 14d-10(a)(1), pursuant to Rule 14d-10(e), to permit the Offers to be conducted according to the dual offer structure described in this letter, notwithstanding that read literally current Rule 14d-1(d)(2)(ii) (as currently in effect) contemplates Tier II exemptive relief only for a dual offer structure in which one offer is made "only" to U.S. holders and another offer is made "only" to non-U.S. holders.

B. **Section 14(d)(5)**

Section 14(d)(5) of the Exchange Act provides that the securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the commencement of the tender offer if the securities have not been accepted for payment by the bidder. Under French law, withdrawals are prohibited after the expiration of the tender offer. Since the length of the offer period is established by the AMF and may be longer than 60 days, withdrawals permitted under Section 14(d)(5) could conflict with this prohibition. Moreover, permitting withdrawals during the period during which the results of the Offers are being determined would conflict with the counting procedures envisaged under French law and would enable withdrawals from the U.S. Offer to frustrate the success of the Offers by affecting the Minimum Tender Condition.

Accordingly, on behalf of Purchaser, we respectively request exemptive relief from the provisions of Section 14(d)(5) of the Exchange Act insofar as that section would permit holders that tendered into the U.S. Offer (including a subsequent offering period, if any) to withdraw their Wavecom Securities at any time that is both (a) after 60 days from the commencement of the U.S. Offer and (b) during the period following the end of the initial tender period for the Offers during which the results of the Offers are being "centralized" and counted until the AMF announces the final results of the Offers in accordance with French law and practice.

This relief is consistent with prior Commission relief. *See Alcan/Pechiney No-Action Letter, supra*; *Serono/Genset No-Action Letter, supra.* We also believe that this relief is consistent with the Commission guidance in the Cross-Border Release and the principle underling Rule 14d-1(d)(2)(iv), which provides certain Tier II Relief to allow payment to be made in accordance with the requirements of home jurisdiction law or practice. Further, revised Rule 14d-1(d)(2)(viii) under the Cross-Border Amendments permits a bidder in a cross-border tender offer conducted under Tier II to suspend withdrawal rights, under certain conditions that we believe will be met here, during the counting of tendered securities and until those securities are accepted for payment.

C. **Rule 14d-7**

We understand that the Staff has taken the position that, with certain exceptions relating to regulatory consents, a tender offer must become unconditional not later than its expiration date. Furthermore, all conditions to the offer must be satisfied or waived and the offer must be declared wholly unconditional before a bidder may terminate the withdrawal rights of security holders. *See Manual of Publicly Available Telephone Interpretations, Third Supplement, II. Cross-Border Release, A. Tier II,* Question 1 (SEC Division of Corporation Finance, July 2001). Rule 14d-7 requires that "any person who has deposited securities pursuant to a tender offer has the right to withdraw those securities during the period such offer, request or invitation remains open." We understand that the Staff's position is that an offer that remains subject to a post-expiration condition might be deemed to "remain open" and therefore that security holders could be entitled to withdrawal rights.

The General Regulation governs the withdrawal of an offer by the offeror under French law and regulations. Under the General Regulation, the offeror may, at any time until the results of an offer are known and published, withdraw an offer (i) within five French trading days following the date of publication by the AMF of the timetable for a competing offer or for an improved offer (*surenchère*) by a competing bidder, or (ii) with the prior approval of the AMF if prior to the publication by the AMF of the definitive results (*avis de résultat définitive*) of the offer, the target adopts measures "modifying its substance" (*modifiant sa consistance*) or the offer becomes "irrelevant" (*sans objet*) under French law. Without the protection afforded by this provision, the target of the offer could take measures of the type indicated by these terms, e.g., selling off all of its material assets, during the period after the expiration date of the offer and prior to the announcement of the results of the offer, and the offeror would nonetheless be obligated to pay the offered consideration. While the offeror may be able to file legal proceedings against the directors or managers of the target of the offer for a breach of their fiduciary duties under French law if such measures were taken, the remedies that a French court may permit are not likely to fully or timely compensate the offeror or its shareholders for the damages suffered as a result of the target's taking such extraordinary measures.

In addition, unlike the extensive U.S. case law discussing and defining the permissible scope of action that a board of directors may take while subject to a tender offer, French case law on the fiduciary duties of directors in such circumstances is extremely limited. An offeror for a U.S. subject company may be able to sue members of a board of directors in their personal capacities if they voted to take these types of actions between the expiration date of a successful offer and the announcement of the results of that offer. However, as a result of the limited case law in France, no such assurance can be given with respect to members of a French board of directors taking similar action. Even if Wavecom's board has decided to recommend the Offers, thereby reducing the risk that Wavecom may take any action that modifies the substance of Wavecom prior to the announcement of the results of the Offers, we do not believe that Purchaser should be required to prematurely waive the protection that it is afforded under French law by the General Regulation, which provides for such protection because of the significant delay under French law and customary practice between the expiration of the Offers and the announcement of the results of the Offers. Any such waiver could result in severe adverse consequences to Purchaser's and Gemalto's shareholders if Wavecom were to take any such extraordinary action.

Accordingly, on behalf of Purchaser, we respectfully request exemptive relief from the provisions of Rule 14d-7(a)(1) to permit the Offers to be conducted subject to Purchaser's right to request that the AMF authorize Purchaser to withdraw the Offers in the circumstances contemplated by the General Regulation as discussed above, notwithstanding that such withdrawal right could be exercised after the expiration date of the Offers and after the withdrawal rights of tendering security holders have terminated.

We note that the Staff recently granted such relief to allow a bidder to make dual or multiple offers subject to the General Regulation in order to reserve its withdrawal rights in this manner. *See Sanofi/Aventis No-Action Letter, supra*; *Alcan/Pechiney No-Action Letter, supra*.

D. **Rule 14d-11**

Pursuant to Rule 14d-11 under the Exchange Act, a bidder may elect to provide a subsequent offering period of between a minimum of three business days and a maximum of 20 business days after the expiration of the initial offering period during which additional tenders may be accepted. To be eligible to provide a subsequent offering period under Rule 14d-11, a bidder must, among other things, (i) immediately accept and promptly pay for all securities tendered during the initial offering period (Rule 14d-11(c)), (ii) announce the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. Eastern time on the next business day after the expiration date of the initial offering period and immediately begin the subsequent offering period (Rule 14d-

11(d)), and (iii) immediately accept and promptly pay for all securities as they are tendered during the subsequent offering period (Rule 14d-11(e)).

As discussed above, applicable French law and regulations provide that (i) a subsequent offering period must last a minimum of ten French trading days (defined as days the Euronext is open) but do not provide a maximum duration and (ii) the AMF sets the timetable for any subsequent offering period, including its expiration date. A subsequent offering period in excess of 20 business days could be acceptable to, and may be required by, the AMF.

We believe that one purpose of the subsequent offering period is to allow a bidder to achieve the ownership thresholds at which the bidder becomes entitled to implement a squeeze-out transaction under French law (which Purchaser would be entitled, but not obligated, to implement if it acquires at least 95% of the share capital and voting rights of Wavecom). Therefore, whereas in a typical tender offer for a U.S. company, 100% ownership may be achieved through a second-step merger once a majority (or sometimes a supermajority, if required pursuant to the subject company's charter or the corporations law of its state of incorporation) of the subject company's voting rights have been acquired, under French law, Purchaser must first acquire at least 95% of the voting rights and share capital of Wavecom before it may benefit from the squeeze-out acquisition procedures.

Assuming that the AMF does not extend the expiration date for the initial offering period, pursuant to applicable French regulations and customary practice, and assuming Purchaser is entitled to announce a subsequent offering period, Purchaser may propose that the AMF set a timetable for the subsequent offering period that exceeds 20 U.S. business days in order to increase the likelihood that Purchaser may achieve the ownership thresholds discussed above. In any event, the AMF, which has sole authority to set the timetable, may require a subsequent offering period in excess of 20 U.S. business days.

If, through the Offers, on a combined basis, Purchaser acquires at least 50.01% of Wavecom's share capital and voting rights, Purchaser intends to provide a subsequent offering period of at least ten French trading days in each of the Offers. Accordingly, on behalf of Purchaser, we hereby respectfully request exemptive relief from the provisions of Rule 14d-11 to permit a subsequent offering period that exceeds 20 U.S. business days for the reasons described above.

We do not believe that the exemptive relief that we are requesting represents a material departure from the Exchange Act, and we note that unlike under the Exchange Act rules, *see* Rule 14d-7(a)(2), under French law, holders that tender Wavecom Securities during the subsequent offering period may withdraw those securities at any time prior to the expiration of such subsequent offer period. We also believe that such exemptive relief is consistent with relief previously granted. *See, e.g., IBM/ILOG No-Action Letter, supra; Sanofi/Aventis No-Action Letter, supra*; *Serono/Genset No-Action Letter, supra*. Further, revised Rule 14d-11 under the Cross-Border Amendments eliminates the maximum time limit of 20 U.S. business days on the length of a subsequent offering period.

E. **Rule 14d-11(c), Rule 14d-11(d) and Rule 14d-11(e)**

Tier II Relief provides under Rule 14d-1(d)(2)(v) that an offer will satisfy the announcement and prompt payment requirements of Rule 14d-11(d)[4] if (i) the bidder announces the results of the tender offer, including the approximate number of securities deposited to date, and pays for tendered securities in accordance with the requirements of the home jurisdiction law or practice, and (ii) the subsequent offering period commences immediately following such announcement.

If the conditions for a subsequent offering period under French law and regulations have been met, Purchaser intends to announce a subsequent offering period at the same time as it announces the results of the Offers. However, because the AMF must establish and publish the timetable for the subsequent offering period and such subsequent offering period customarily begins within a few days after the AMF's publication of that timetable, there can be no assurance that the subsequent offering period will commence immediately following Purchaser's announcement of the results of the tender offer. Therefore, even if Purchaser complies with the requirements of French law and practice, there can be no assurance that all of the conditions to Rule 14d-1(d)(2)(v)'s exemptive relief will be met.

Accordingly, on behalf of Purchaser, we hereby respectfully request exemptive relief from the provisions of Rule 14d-11(c) and Rule 14d-11(d) to permit Purchaser to provide for a subsequent offering period in accordance with French law and practice in the manner set forth in this letter, notwithstanding that such compliance with French law and practice may not qualify Purchaser for the exemptive relief from the "announcement and prompt payment requirements" of Rule 14d-11(d) available under Rule 14d-1(d)(2)(v).

We also believe that such exemptive relief is consistent with relief previously granted. *See, e.g., IBM/ILOG No-Action Letter, supra; Sanofi/Aventis No-Action Letter, supra.* We note that the Staff has permitted subsequent offering periods to be conducted in a similar manner in compliance with French law and practice in the context of transactions that did not qualify for Tier II Relief. *See, e.g., IBM/ILOG No-Action Letter, supra; Alcan/Pechiney No Action Letter, supra; Serono/Genset No-Action Letter, supra.*

Rule 14d-11(e) requires that shares tendered during the subsequent offering period be immediately accepted and promptly paid for. In the proposed Offers, Purchaser will accept all Wavecom Securities tendered during the subsequent offering period and will pay for such Wavecom Securities in accordance with French law and practice following the expiration of the subsequent offering period, rather than on the rolling basis required by Rule 14d-11(e).

Accordingly, on behalf of Purchaser, we respectfully request exemptive relief from the provisions of Rule 14d-11(e) to permit Purchaser to accept and pay for Wavecom Securities tendered during the subsequent offering period in accordance with French law and practice in the manner described in this letter. We believe that this relief is consistent with the general exemption of Tier II Relief, which provides that "payment made in accordance with the

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4 Although Rule 14d-1(d)(2)(v) refers to the "announcement and prompt payment requirements of Exchange Act Rule 14d-11(d)," it is Rule 14d-11(c) that requires prompt payment of the securities accepted in the initial offering period; Rule 14d-11(d) requires announcement of the subsequent offering period <u>and</u> its immediate commencement following that announcement. For this reason, to the extent the Offers do not meet all the conditions necessary to qualify for exemptive relief under Rule 14d-1(d)(2)(v), we are hereby requesting exemptive relief from the provisions of both Rule 14d-11(c) (prompt payment in subsequent offering period) and Rule 14d-11(d) (announcement and immediate commencement of subsequent offering period).

requirements of the home jurisdiction law or practice will satisfy the requirements of Exchange Act Rule 14e-1(c)."[5]

We also believe that such exemptive relief is consistent with relief previously granted. *See, e.g., IBM/ILOG No-Action Letter, supra; Sanofi/Aventis No-Action Letter, supra.* Such relief is also consistent with the position taken by the Staff with respect to dual offer structures that did not qualify for Tier II Relief. *See, e.g., Alcan/Pechiney No Action Letter, supra.* We also note that unlike under the Exchange Act rules, *see* Rule 14d-7(a)(2), under French law, holders that tender Wavecom Securities into the Offers during the subsequent offering period may withdraw those securities at any time prior to the expiration of such offer period. Further, revised Rule 14d-1(d)(2)(iv) under the Cross-Border Amendments permits a bidder in a cross-border tender offer conducted pursuant to Tier II exemptions to "bundle" and pay for securities tendered in the subsequent offering period within 20 business days of the date of tender.

* * * * *

We appreciate the Staff's prompt consideration of these matters. Please do not hesitate to contact the undersigned at +44 20 7696 5440 with any questions regarding this matter.

Sincerely,

Jon Lyman

[5] *See* Rule 14d-1(d)(2)(iv). Rule 14e-1(c) is the general rule under the Exchange Act that requires that the consideration offered in a tender or exchange offer be paid "promptly" after the termination of such offer. For the purposes of the relief requested in this Letter, we concede that Rule 14d-1(d)(2)(iv) provides no relief from Rule 14d-11(e).

WILLKIE FARR & GALLAGHER LLP

AVOCATS À LA COUR

21-23 rue de la Ville l'Evêque
75008 Paris
Tel: 01 53 43 45 00
Fax: 01 40 06 96 06
Toque: J003

Paris, November 7, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Michele Anderson, Esq.
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Christina Chalk, Esq.
Senior Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Re: Proposed Offer by Gemalto S.A. for any and all Shares, ADSs, and Convertible Bonds of Wavecom S.A.

Ladies and Gentlemen:

We are acting as French counsel to Gemalto S.A., a *société anonyme* organized under the laws of France ("**Purchaser**") and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands, in connection with its proposed offer (the "**Offer**") to acquire shares and convertibles bonds (OCEANEs) of Wavecom S.A., a *société anonyme* organized under the laws of France ("**Wavecom**").

Purchaser is seeking to acquire for cash all outstanding Wavecom Shares, nominal value €1.00, of Wavecom, Wavecom American Depositary Shares and the outstanding convertible bonds called OCEANEs issued by Wavecom, through concurrent offers in France and the United States.

We have reviewed the no action letter dated November 7, 2008 prepared by Willkie Farr & Gallagher LLP on behalf of Purchaser and requesting relief from certain provisions of the United States Securities Exchange Act of 1934, as amended (the "**Letter**"). We believe the descriptions of the French public offer laws and regulations and the French public offer practices applicable to the Offer contained therein are fair, complete and accurate as regards the aspects of the Offer for which relief has been requested in the Letter.

The foregoing confirmation is limited to the description in the Letter of French public offer laws and regulations and French public offer practices. No confirmation or opinion shall be implied or inferred beyond that. We have not considered United States or other any jurisdiction other than France public offer laws, rules, procedures or practices nor provided advice as to, or analyzed, whether the relief requested in the Letter is appropriate, justified or complete.

This letter is provided solely for the benefit of the addressee in connection with the transactions contemplated by the Letter and may not be used or relied upon by any other person or for any other purpose.

Very truly yours,

Laurent Faugérolas
Avocat à la Cour

END